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                        Boulder Creek Explorations, Inc.


Security and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549
Mail Stop 0511

                                                                January 20, 2006

Re:               Boulder Creek Explorations, Inc.
                  File Number 333-121236

Attention:        Messeret Nega - Attorney Advisor
                  Division of Corporate Finance
                  Phone (202) 942-1891
                  Fax     (202) 942-9527

RE:  Request for Acceleration of the Effective Date.

         Boulder Creek Exploration, Inc. at this time requests the Commission to deem the registration statement originally filed on December 12, 2005 effective by no later than 5:00 p.m. Eastern Standard Time January 24, 2006 or sooner if practical. In lieu of this request the registrant acknowledges their obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.

         Boulder Creek Explorations, Inc. further acknowledges that should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing. Moreover, the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges it may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




Sincerely,

Puneet Sharan
President
Boulder Creek Explorations, Inc.



Cc:  Timothy S. Orr, Esq.







                               1450 Sasamat Street
                                  Vancouver, BC
                                 Canada V6R 4G4

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